UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For 7 February 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X





HARMONY™

Incorporated in the Republic of South Africa
Registration number 1950/038232/06
("Harmony" or "Company")

JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228   Results for the second quarter and six months ended **31 December 2010**

SHAREHOLDER INFORMATION

Issued ordinary share capital
at 31 December 2010   429 506 618 shares

Market capitalisation

At 31 December 2010 (ZARm)   35 649

At 31 December 2010 (US$m)   5 412

Harmony ordinary share and ADR prices

12 month high (1 January 2010 to
31 December 2010) for ordinary shares   R88.02

12 month low (1 January 2010 to
31 December 2010) for ordinary shares   R68.65

12 month high (1 January 2010 to
31 December 2010) for ADRs   US$12.75

12 month low (1 January 2010 to
31 December 2010) for ADRs   US$8.79

Free float

Ordinary shares   100%

ADR ratio   1:1

JSE Limited   HAR

Range for quarter
(1 October 2010 to
31 December 2010 – closing prices)   R76.18 – R88.02

Average volume for the
quarter (1 October 2010 to
31 December 2010)   1 178 082 shares per day

New York Stock Exchange, Inc.   HMY

Range for quarter
(1 October 2010 to
31 December 2010 – closing prices)   US$10.75 – US$12.75

Average volume for the
quarter (1 October 2010 to
31 December 2010)   1 961 517 shares per day

Key features

➤ Closed non-profitable operations

➤ Growth projects in South Africa
  • increased production
  • quality ounces

➤ Majority of capital expenditure spent

➤ Hidden Valley a great mine
  • gold and silver recoveries improved
  • commissioned and building-up

➤ Wafi/Golpu growing quarter on quarter

➤ Experienced and focused management team

Financial summary for the second quarter and six months ended 31 December 2010

		Quarter December 2010	Quarter September 2010	Q-on-Q variance %	6 months December 2010	6 months December 2009	Year-on-year variance %
Gold produced[1]	– kg	10 055	10 471	(4)	20 526	23 283	(12)
	– oz	323 275	336 650	(4)	659 925	748 555	(12)
Cash costs	– R/kg	216 595	228 658	5	222 787	190 172	(17)
	– US$/oz	979	974	(1)	965	775	(25)
Gold sold	– kg	10 046	10 869	(8)	20 915	23 111	(10)
	– oz	322 986	349 447	(8)	672 433	743 034	(10)
Gold price received	– R/kg	303 354	287 401	6	295 069	251 968	17
	– US$/oz	1 371	1 224	12	1 294	1 028	26
Cash operating profit	– R million	867	652	33	1 519	1 351	12
	– US$ million	126	89	42	215	178	21
Basic earnings per share*	– SAc/s	69	24	>100	93	21	>100
	– USc/s	10	3	>100	13	3	>100
Headline profit*	– Rm	294	141	>100	435	158	>100
	– US$m	43	19	>100	61	21	>100
Headline earnings per share*	– SAc/s	69	33	>100	101	37	>100
	– USc/s	10	5	100	14	5	>100
Exchange rate	– R/US$	6.88	7.31	(6)	7.09	7.63	(7)

* Reported amounts include continuing operations only

(1) Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes: Quarter ending Dec 2010 Steyn 2, 18 kg (September 2010 – 31 kg) and Target 3, 170 kg (September 2010 – 111 kg), 6 months ending Dec 2010 Steyn 2, 49 kg (December 2009 – Nil) and Target 3, 281 kg (December 2009 – Nil).

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2010 are available on our website (www.harmony.co.za).

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include, without limitation:

- overall economic and business conditions in South Africa and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- increases/decreases in the market price of gold;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of labour disruptions
- availability, terms and deployment of capital;
- changes in Government regulation, particularly mining rights and environmental regulations;
- fluctuations in exchange rates;
- currency devaluations and other macro-economic monetary policies; and
- socio-economic instability in South Africa and regionally.

Contents

Chief Executive's Review

Overview

During the course of the second quarter of financial year 2011 we continued to see the benefits of the numerous management initiatives coming through, with higher production and lower costs evident from our growth projects, namely Doornkop, Phakisa and Hidden Valley. It was particularly pleasing to see good progress in our Papua New Guinean operations with improved production at Hidden Valley and positive developments at Wafi-Golpu. However, we also faced certain operational challenges, such as the unplanned production stoppage at Kusasalethu during the quarter. The necessary measures to rectify this issue are implemented and we are confident the operation will meet its targets next quarter. Throughout the company our operational management teams remain focused and as such we are confident about meeting our long term production targets.

Safety

It is with deep regret we report that four of our colleagues died in mining-related incidents during the quarter. They were Jackson Morena (a rigger at Kusasalethu), Msiphani Mashwama (member of the stope team) and Lehlohonolo Nchaka (rock drill operator), both from Bambanani, and Petrose Rapeane (tramming supervisor at Tshepong). We extend our deepest condolences to their families, friends and colleagues.

Safety is the primary priority for every manager at Harmony and we share a common vision with the union leadership with regard to safety in the workplace. Progress on this front can only be addressed through a co-operative approach that ensures that the right environment from a systems, planning, communication and training perspective is in place, combined with an acceptance of joint responsibility by management and employees for our actions. It is important too that such an environment empowers people; management, supervisors, workers and union representatives to stop work and withdraw when they feel it is unsafe, or prevent others from acting in an unsafe way. During the past quarter Harmony restructured its central safety function by transferring more senior and experienced personnel to assist and advise operational teams. Our continued focus on safety has resulted in an improved underlying safety performance (see page 5).

Gold market

In Rand per kilogram terms, the received gold price increased by 6% from R287 401/kg in the previous quarter to R303 354/kg in the current quarter. Over the course of calendar year 2010, the gold price in dollar terms increased by 29%. The strength of the Rand continues to place pressure on the R/kg price which, in turn, continues to place further pressure on gold miners whose costs are in Rand. We feel the continued investment demand for gold will be the critical factor supporting the gold price in 2011 and believe that even higher gold prices may be achieved this year.

Operating performance

Production at Doornkop, Phakisa and Hidden Valley improved substantially, by 19%, 34% and 23%, respectively. However, overall total gold production for the past quarter decreased by 4% quarter on quarter from 10 471kg to 10 055kg, mainly as a result of safety stoppages at Bambanani and Kusasalethu. While volumes were 8% lower than the previous quarter at 4 675 000t, the average yield was 4% higher at 2.11g/t. Underground gold production was 5% lower at 8 273kg, as volumes were 4% lower at 1 759 000t and the underground grade declined by 2% to 4.6g/t.

Both Tshepong and Masimong showed a steady production performance, with Masimong still the lowest cost producer at R168 907/kg. Target 3 is back on track, with a 57% improvement in tonnes mined, and Joel is also back in production. Following the closure of Merriespruit 1, the Virginia operations, now comprising solely of Unisel, produced net free cash of R43 million (the Virginia operations recorded a loss of R36 million in the previous quarter), validating the decision to close the loss-making shafts.

The gold production at Hidden Valley increased by 23% to 53 169oz and silver production increased by 44% to 382 655oz quarter on quarter (50% attributable to Harmony). Hidden Valley is a high value asset for Harmony and it is particularly pleasing to see the improving results after some commissioning problems.

Countering these production improvements was Evander 8, which experienced a drop in face grade causing gold production to decrease by 6%. Kalgold's grade and volume was lower quarter on quarter and gold production decreased by 8%. Bambanani's volume was down by 19%, with grade only increasing by 3%. The Steyn 2 production plan was revised and the major focus will now be to get the shaft pillar into production by August 2011.

The rock/ventilation shaft accident which occurred in October 2010 at Kusasalethu restricted hoisting and was the main contributor to the group's overall lower production. The shaft is now back to hoisting capacity and the underground accumulations of the December 2010 quarter will be rectified.

Financial performance

The Rand per kilogram unit cost for the December 2010 quarter decreased by 5% quarter on quarter to R216 595/kg from R228 658/kg. This is mainly attributable to the decrease in cash operating costs, which decreased by R225 million (10%) quarter on quarter. The primary factors for the decrease were the lower electricity (winter tariffs of R147 million) and labour costs.

In Rand per kilogram terms, the gold price received increased by 6% from R287 401/kg in the September 2010 quarter to R303 354/kg in the current quarter. A decrease in the gold sold for the December 2010 quarter of 823kg (8%) to 10 046 kilograms resulted in a drop in revenue of 3% compared to the previous quarter.

Capital expenditure increased by R88 million (12%) to R835 million in the quarter under review compared with R747 million in September 2010 quarter, in line with the company's mine plans.

Operating profit for the quarter increased by R215 million (33%) to R867 million, compared with R652 million in the September 2010 quarter.

Wafi/Golpu

The Golpu resource continues to expand to the north as drilling continues to define further mineralisation. A significant intersection of 595m @ 2.03% copper and 1.65g/t gold (5.0g/t gold equivalent) has been reported in WR363. The drilling campaign this quarter included holes to gain metallurgical samples of Wafi and geotechnical information for the Watut decline. The pre-feasibility study technical work packages have been allocated to various consultants and is progressing well.

Due to the continuing robustness of the Golpu resource, the study group is considering upgrading early works to accommodate likely operating scenarios, including the construction of twin declines and purchase of land for early infrastructure. This will be assessed by management and, if considered appropriate, will be submitted for board approval. Recent exploration has produced better than expected results and we are very pleased with the progress here.

Looking ahead

We remain confident that we will reach our long term targets and our focus is to increase production to 2Moz of gold by FY13, with costs per tonne milled in the lowest quartile of South African producers. The company has turned the corner, with the closure of unprofitable operations, our longer-life lower cost operations are profitable and sustainable. With the closure of some shafts and unplanned production setbacks during the first six months of financial year 2011, production for the financial year 2011 will most likely be between 1.45Moz and 1.5Moz.

Harmony is well positioned to reap the benefits of a number of the initiatives we have implemented over the last three years aimed at optimising the asset portfolio and increasing operational efficiency.

We will continue to strive for an improved safety performance and as ever, our employees have the right to withdraw from unsafe areas. Overall, we have seen improved safety figures and we hope to continue this trend.

Given the expertise of our operational management teams, I feel confident in our ability to clear any hurdles in reaching our goal of being a sustainable low cost high quality producer.

Graham Briggs
Chief Executive Officer

Safety and health

Safety

Our approach to safety is comprehensive and includes training, auditing, communication, specific management interventions and programmes and on-going campaigns. There is not a safety-related event or issue that is not considered or addressed in a co-operative way on-mine between unions and management, from the introduction of new standards, to training needs, to investigations into accidents – and that is the way it should be. We are in this together and together our safety target can be reached. Our number one safety rule – that every employee has the right to withdraw from an unsafe area – stands and is non-negotiable.

Tragically, four fatalities occurred in three incidents at the South African operations during the December 2010 quarter.

Harmony achieved a single digit figure in respect of its Lost Time Injury Frequency Rate (LTIFR) for the ninth quarter in a row. For the year to date, the LTIFR (per million hours worked) improved by 3% when compared to the actual figure for the previous year (from 7.73 to 7.47) and by 15% quarter on quarter (from 8.06 to 6.88).

The Reportable Injury Frequency Rate (RIFR) (per million hours worked) to date regressed by 6% when compared to the actual figure for the previous year (from 4.19 to 4.43) but improved by 15% quarter on quarter (from 4.78 to 4.08).

The Fatal Injury Frequency Rate (FIFR) to date rate rose by 5% when compared to the actual figure for the previous year (from 0.21 to 0.22), but improved by 33% quarter on quarter (from 0.27 to 0.18).

Safety achievements for the quarter included:

Total Harmony surface and underground operations:	1 000 000 fatality free shifts
South African surface and underground operations:	1 000 000 fatality free shifts
South African surface operations:	2 000 000 fatality free shifts
Kusasalethu, Doornkop, Evander and Kalgold:	2 000 000 fatality free shifts
Masimong:	1 000 000 fatality free shifts
Evander 8:	500 000 fatality free shifts
Unisel and Merriespruit 1:	500 000 fatality free shifts
Doornkop:	500 000 fatality free shifts.

The following operations completed the December 2010 quarter without an injury:

• Masimong 4
• Phoenix Plant
• Target Plant
• Harmony 1 Plant
• Free State Commercial Services and Transport
• Randfontein Commercial Services and Transport
• Evander Workshops
• Evander Services
• Randfontein Surface Operations
• Merriespruit 3

The following operations completed two consecutive quarters without an injury:

• Phoenix Plant
• Target Plant
• Free State Commercial Services and Transport
• Randfontein Commercial Services and Transport
• Evander Workshops
• Evander Services

Health

During the quarter our pro-active approach to the health and wellness of our employees continued. Our objective remains to improve health management programmes and effectively utilise clinical information. This includes the review of policies, procedures, and processes as well as training, on an on-going basis. These efforts have resulted in improved health and a better quality of life for our employees.

See our Sustainable Development Report for more details on our website www.harmony.co.za.

Financial overview

Cash operating profit increased by 33% to R867 million in the December 2010 quarter. This was mainly due to a decrease in production cost of R225 million as a result of lower electricity tariffs and restructuring efforts. This decrease was offset by a decrease in revenue, as a result of a 4% lower gold production, which resulted in lower gold sales.

Earnings per share

Basic earnings per share increased from 24 SA cents to 69 SA cents. Similarly headline earnings per share increased from 33 SA cents to earnings of 69 SA cents.

Revenue

Revenue decreased from R3 083 million to R2 990 million as a result of the lower gold production. This decrease was offset by an increase in the Rand gold price received from R287 401/kg to R303 354/kg.

Cost of sales

Cost of sales decreased from R2 995 million to R2 506 million in the December 2010 quarter. This was due to the decrease of R225 million in production costs and insurance credits to the value of R179 million following the unwinding of the previous insurance scheme.

Other income/expenses

Other income amounted to R6 million in the December 2010 quarter, compared to an expense of R54 million in the September 2010 quarter, which included R47 million foreign exchange losses from other reserves on the liquidation of foreign subsidiaries.

Gain on financial instruments

The net gain on financial instruments amounted to R78 million in the December 2010 quarter, which was an increase in fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts. In the September 2010 quarter this amount was R311 million, which comprised mainly of the revaluation of the Freegold option by R273 million following the conclusion of the sales agreement to sell the option to Wits Gold.

Capital expenditure

Total capital expenditure increased by 12% to R835 million in the December 2010 quarter with R750 million spent in South Africa and R85 million in PNG.

Borrowings

During the quarter an additional R750 million funding facility was arranged with Nedbank Limited on similar terms to the existing facility. Of this, R500 million was drawn down while R90 million was repaid on the existing facility. The undrawn facility at balance sheet date was R550 million.

Operational overview

Group operational results

Indicator	Units	December 2010	September 2010	% variance
Tonnes	**('000)**	4 675	5 098	(8)
Grade	**(g/t)**	2.11	2.03	4
Gold produced	**(kg)**	10 055	10 471	(4)
Gold sold	**(kg)**	10 046	10 869	(8)
Cash operating costs	**(R/kg)**	216 595	228 658	5
Operating profit	**(R'000)**	867 489	651 902	33

Quarter on quarter cash operating profit increased by 33% to R867 million, mainly as a result of production trends moving in the right direction at our build-up operations and a higher gold price received. Gold production declined by 4% to 10 055kg, with volumes 8% lower at 4 675 000 tonnes and steady grade at 2.11g/t.

The decline in total cash operating costs was pleasing at R216 595/kg compared to R228 658/kg in the previous quarter, mainly due to restructuring efforts and lower electricity tariffs.

Build-up and steady operations

Doornkop

Indicator	Units	December 2010	September 2010	% variance
Tonnes	**('000)**	171	140	22
Grade	**(g/t)**	3.76	3.86	(3)
Gold produced	**(kg)**	643	541	19
Cash operating costs	**(R/kg)**	229 894	249 294	8
Operating profit	**(R'000)**	44 938	20 502	>100

Tonnes milled improved by 22% quarter on quarter. This improvement was driven by higher volumes mined at both the Kimberley Reef and the South Reef. The improvement on the Kimberley Reef can be attributed to the improved availability of trackless equipment and the arrival of a new fleet of equipment. The South Reef improvement was driven by a 22% improvement in the square metres mined. On the South Reef all 12 additional stoping crews transferred from Merriespruit 1 assisted with higher production.

Gold production increased by 19% to 643kg this quarter, mainly due to the 12% increase in reef square metres mined and a very high mine call factor (MCF). The MCF increased from 86% to 94% quarter on quarter.

Cash cost increased by 10% to R148 million compared with the previous quarter's figure of R135 million, due to additional labour being employed. Higher production has offset this cost resulting in unit cost improving by 8% to R229 894/kg.

Kusasalethu

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	228	269	(15)
Grade	(g/t)	4.59	5.62	(18)
Gold produced	(kg)	1 046	1 513	(31)
Cash operating costs	(R/kg)	274 201	225 164	(22)
Operating profit	(R'000)	40 192	88 758	(55)

Planned build-up at Kusasalethu was hampered by a fatal accident that caused damage to the hoisting shaft and restricted hoisting of ore to the surface. As a result, production and tonnes milled decreased by 31% and 15% respectively and recovery grade decreased by 18% at 4.59g/t.

The R/kg unit cost increased by 22% quarter on quarter due to lower kilograms produced when compared to the previous quarter.

The mechanical construction work on the refrigeration plants was delayed due to the shaft accident and will be completed by the end of March 2011. Sinking has progressed 38m down to 113 level from 109 level although this was also delayed as a result of the shaft accident. The turbine on 92 level's mechanical installation will be completed end of February 2011.

Phakisa

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	107	86	24
Grade	(g/t)	4.72	4.38	8
Gold produced	(kg)	505	377	34
Cash operating costs	(R/kg)	221 491	296 520	25
Operating profit	(R'000)	43 769	320	>100

An improvement of 40% in development metres quarter on quarter, resulted in higher tonnes mined at 107 000 tonnes, compared to 86 000 tonnes in the previous quarter. Gold production increased by 34% to 505kg and grade increased by 8% to 4.72.

Higher production resulted in operating profit increasing substantially to R44 million for the quarter.

Phakisa's ice plants achieved a new record of 1 763 tonnes of ice per day during the quarter, resulting in lower water temperatures, which improved ventilation as well as productivity at this operation.

Masimong

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	219	243	(10)
Grade	(g/t)	5.26	5.20	1
Gold produced	(kg)	1 151	1 263	(9)
Cash operating costs	(R/kg)	168 907	161 372	(5)
Operating profit	(R'000)	160 961	172 532	(7)

Masimong remains the lowest R/kg producer in the company at R168 907/kg. Tonnes mined decreased by 10%, despite an increase of 13% in square metres mined, due to an underground lock-up of tonnes. A ventilation change over process and unwarranted stoppages by the Department of Mineral Resources resulted in the lock-up. The whole ventilation circuit had to be changed, as it was originally done through a booster fan system. The process was completed within three days and improved ventilation conditions are already evident.

A decrease in production of 9% to 1 151kg, resulted in slightly higher cash operating costs at R168 907/kg. Recovery grades increased to 5.26 g/t.

Target 1

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	196	205	(4)
Grade	(g/t)	4.41	4.08	8
Gold produced	(kg)	865	836	4
Cash operating costs	(R/kg)	191 083	215 050	11
Operating profit	(R'000)	98 380	54 702	80

Gold production increased by 4%, a result of an 8% improvement in grade to 4.41g/t from 4.08g/t the previous quarter, despite a 4% decline in tonnage quarter on quarter. The improved grade was a result of the higher grade ore mined in the 272 EA sub-level pillar and the reduced incidence of development waste in the system.

Costs were 8% down on the previous quarter, mainly owing to reduced electricity, labour and rehabilitation costs. Much of the rehabilitation work on the infrastructure has now been done.

Target 3

Indicator	Units	December 2010	September 2010	% variance
Gold produced	(kg)	170	111	53

Build-up of the shaft was an impressive improvement of 57% to 55 000 tonnes and 170 kilograms during the quarter. This despite the extensive infrastructure improvements in the shafts and one fridge plant which is only due to be commissioned in the March 2011 quarter.

Tshepong

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	345	338	2
Grade	(g/t)	4.72	4.99	(5)
Gold produced	(kg)	1 628	1 688	(4)
Cash operating costs	(R/kg)	176 052	175 322	–
Operating profit	(R'000)	212 948	206 436	3

Tshepong's performance remains steady, with a 2% increase in tonnes milled to 345 000 tonnes, whilst the grade and gold production declined by 5% and 4% respectively. Tshepong's grade remains sensitive to stoping width, which is rigorously controlled by the under-cut mining method used at this mine.

Total cash operating costs in R/kg terms are the second lowest in the group at R176 052/kg and remained steady quarter on quarter. Operating profit increased by 3% from the previous quarter mainly due a higher gold price.

Hidden Valley (held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	425	427	(1)
Grade	(g/t)	1.95	1.57	24
Gold produced	(kg)	827	671	23
Cash operating costs	(R/kg)	195 605	244 720	20
Operating profit	(R'000)	99 265	18 946	>100

Hidden Valley had an excellent quarter, with an increase in gold production of 23% to 827kg, due to higher gold feed grades and improved recoveries. Silver production increased by 44% at 191 327 ounces quarter on quarter, as a result of higher recoveries. The average plant head grade for the quarter was 2.21 g/t Au, while the silver grade was 26.6 g/t Ag, with unit costs lower at R195 605/kg (US$884/oz), in comparison to R244 720/kg ($1 042/oz) in the previous quarter.

Plant throughput was maintained at 850 000 tonnes, mainly due to mill constraints, which will be resolved once a higher proportion of primary ore is delivered to the processing plant. Significant increases in gold and silver recovery rates, reflect ongoing improvements in both the flotation and CIL (carbon in leach) circuit.

Cash operating cost, decreased by 20% to R195 605/kg (US$/884/oz). An operating profit of R99 million was reported for this quarter.

Other underground South African operations

Bambanani

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	104	129	(19)
Grade	(g/t)	7.27	7.06	3
Gold produced	(kg)	756	911	(17)
Cash operating costs	(R/kg)	260 147	245 750	(6)
Operating profit	(R'000)	34 468	46 485	(26)

Bambanani's tonnage and gold production declined by 19% and 17% respectively, largely as a result of the seismic event that occurred in October 2010. After the seismic event, a full risk assessment was undertaken and it was decided to stop mining four pillars that posed a safety risk, which will reduce Bambanani's tonnage profile.

The grade improved by 3% to 7.27g/t from 7.06g/t in the previous quarter. Better grades are expected in the next quarter, following the implementation of a number of improvement initiatives.

Cash operating costs increased by 6% to R260 147/kg, mainly due to the decline in gold production, offset by lower electricity tariffs. The lower gold production had a negative effect on operating profit, which declined by 26% to R34 million.

Steyn 2

Indicator	Units	December 2010	September 2010	% variance
Gold produced	(kg)	18	31	(42)

During the quarter it was decided to abandon the pillars in the main shaft for safety reasons. In addition, given the deterioration in the rock hoisting decline over time, it was decided to abandon the decline too and create another route to Bambanani for rock hoisting. This was completed towards the end of December 2010.

As a result of these decisions, the original plan for the build-up of production at Steyn 2 will be amended. The major focus will now be on bringing the shaft pillar into production in the 2011/12 financial year. A small amount of mining will continue in the decline section during this time.

Evander

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	139	140	(1)
Grade	(g/t)	3.72	3.94	(6)
Gold produced	(kg)	517	552	(6)
Cash operating costs	(R/kg)	300 698	290 188	(4)
Operating profit/(loss)	(R'000)	1 330	(2 192)	>100

Tonnes milled and kilograms produced decreased quarter on quarter by 1% and 6% respectively. Environmental conditions improved, with the chilled water reducing the heat load in the decline section.

Grade decreased by 6% from 3.94g/t to 3.72g/t. The lower recovery grade and tonnes locked up underground resulted in a decrease in gold produced of 35kg quarter on quarter, while the face grade remained steady.

Total cash cost decreased by 3% quarter on quarter mainly as a result of lower summer electricity tariffs and reduced labour costs following the restructuring. R/kg costs increased by 4%, due to lower gold production.

Joel

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	128	40	>100
Grade	(g/t)	3.19	3.70	(14)
Gold produced	(kg)	408	148	>100
Cash operating costs	(R/kg)	276 787	588 101	53
Operating (loss)/profit	(R'000)	2 127	(31 153)	>100

Joel resumed production in mid-September 2010, on completion of the repairs to the North shaft bottom. As a result volumes produced improved dramatically to 128 000 tonnes, with gold production higher at 408kg.

Grade was down by 14% at 3.19g/t compared to 3.70g/t the previous quarter. This was influenced by the lift shaft as the higher grades on 129 level cannot be mined until the lift shaft has been commissioned. Equipping of the lift shaft is progressing well and will be completed during the forthcoming quarter. A feasibility study on the possible mining of 137 level and testing the upside potential of 145 level is well underway and the final feasibility presentation is planned for the June 2011 quarter.

Unit costs improved significantly, up 53% to R276 787/kg compared to R588 101/kg the previous quarter.

Virginia operations

Indicator	Units	December 2010	September 2010	% variance
Tonnes milled	('000)	122	244	(50)
Grade	(g/t)	4.64	3.11	49
Gold produced	(kg)	566	760	(26)
Cash operating costs	(R/kg)	197 512	300 593	34
Operating (loss)/profit	(R'000)	51 426	(2 136)	>100

The past quarter reflected Unisel's production and a small portion of Merriespruit 1 prior to its closure. Grade improved by 49% to 4.64g/t from 3.11g/t in the previous quarter. This resulted in impressive financial results. The Virginia operations milled 50% less tonnes and produced 26% less gold during this quarter, following the closure of Merriespruit 1, but recorded a cash operating profit of R51 million this quarter, compared to a R2 million loss in the previous quarter. The R/kg costs improved by 34% to R197 512/kg from R300 593/kg the previous quarter.

Total South African surface operations

Indicator	Units	December 2010	September 2010	% variance
Tonnes	**('000)**	2 491	2 837	(12)
Grade	**(g/t)**	0.38	0.38	–
Gold produced	**(kg)**	955	1 069	(11)
Gold sold	**(kg)**	898	1 103	(19)
Cash operating costs	**(R/kg)**	215 422	216 260	–
Operating profit	**(R'000)**	77 685	78 702	(1)

Tonnes mined decreased by 12% and gold produced by 11%, while grade remained stable at 0.38g/t. The cash operating cost in Rand per kilogram remained steady.

Kalgold

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	413	433	(5)
Grade	(g/t)	0.82	0.85	(4)
Gold produced	(kg)	339	368	(8)
Cash operating costs	(R/kg)	246 475	238 840	(3)
Operating profit	(R'000)	16 976	26 036	(35)

Production volumes milled and gold production declined by 5% and 8% respectively. Milling was adversely affected by breakdowns on the mill girth gears in November 2011, which have been repaired.

Cash cost decreased by 5% to R84 million, while unit cash costs in Rand increased by 3%. The decrease in costs was mainly a result of a reduction in plant costs *in lieu* of improved control over engineering consumables and lower summer rates for electricity.

Phoenix (tailings)

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	1 266	1 546	(18)
Grade	(g/t)	0.11	0.11	–
Gold produced	(kg)	138	165	(16)
Cash operating costs	(R/kg)	241 659	231 606	(4)
Operating profit	(R'000)	8 728	9 133	(4)

Both tonnes and kilograms produced by the Phoenix tailings decreased by 18% and 16% respectively. This decrease was attributable to breakdowns in December 2010, due to excessive rain and pump failures.

Total cash operating cost decreased by 13% from the previous quarter and the operating profit is down by 4%.

Surface dumps

Indicator	Units	December 2010	September 2010	% variance
Tonnes	('000)	812	858	(5)
Grade	(g/t)	0.59	0.62	(5)
Gold produced	(kg)	478	536	(11)
Gold sold	(kg)	478	536	(11)
Cash operating costs	(R/kg)	185 824	196 034	5
Operating profit	(R'000)	51 981	43 533	19

Tonnes milled and kilograms produced decreased by 5% and 11% respectively, mainly due to mill failures at Joel plant in November and December 2010. Plant capacity was well utilised and during the break period, increased waste rock dump (WRD) material was delivered to the plants.

Grade at 0.59g/t was 5% lower than in the previous quarter, due to grades at the Joel and Freddies waste rock dumps being lower than planned – influencing the overall grade from surface sources. The Bambanani waste rock dump also had slightly lower grades. The grade of material sourced from the plant clean-up remained high for the quarter.

Costs were well controlled and in line with the lower tonnages processed, assisted by the reduction in electricity tariffs.

Development



Ore reserve block grades v development grades

Legend:
- Ore Reserve Block Grade (cmg/t)
- Rolling 4 Quarter ave Dev Grade (cmg/t)
- Current Quarter ave Dev Grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

In the southern part of the mine, development grades are in line with expected grades. In line with expectations, high grades averaging 3.855cmg/t were sampled in the wide raise development in the shaft pillar area.

Doornkop

In general, South Reef development grades at Doornkop were better than expected owing to the presence of carbon in some areas and because of the intersection of thicker reef packages in certain areas. No on-reef development was planned for the Kimberly Reef.

Evander

Almost all on-reef development is now concentrated on the Kinross payshoot in the decline area. The development grade also improved quarter on quarter, in line with expectations.

Joel

Development grades were in line with expectations and remain good in the winzes being developed from 121 to 129 levels.

Kusasalethu

On-reef development returned better-than-expected grades in both the old and new mine areas. In the new mine, some very good grades, above 2.500cmg/t were encountered in areas where the Elsburg reef sub-crops against the VCR.

Masimong

The Basal reef development values were maintained in the region of the reserve grade while there was a drop in B reef grades since some of the wide raises advanced into areas that are outside of the main B reef channels.

Phakisa

While being lower than the ore reserve grade, the development grades were as expected for the areas currently being developed. As discussed previously, most of the development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. The major drive is still on the development of the area to the north to access the higher grade Black Chert facies and move closer to the average reserve grade. New raise lines towards the north will be developed in the next quarter and an improved development grade is expected.

Target (narrow reef mining)

At the Target 1 shaft, good values were sampled in the one raise that is being developed for narrow reef stoping. It is important to note that this is not representative of the Target 1 shaft as a whole as it excludes the massive mining as well as the raises developed for rock engineering requirements.

At the recently restarted Target 3 shaft, the focus remained on getting development here up to planned levels.

Tshepong

Quarter on quarter, both the Basal and B reef development grades increased more than satisfactorily as did the development metres. In the Tshepong B reef project area, grades sampled averaged 3.339cmg/t.

Virginia (Unisel)

At Unisel, the development grades of all the reefs being developed (Leader, Basal and Middle reefs) improved. The grades achieved were mostly in line with expectations. Since development of the high-grade Middle reef was completed during the December quarter, a decrease in the average development grade is expected in the next quarter.

Exploration

International (Papua New Guinea)*

Morobe Mining Joint Venture

Wafi-Golpu

Drilling at the Wafi-Golpu project in Papua New Guinea (PNG) has indicated further significant exploration drill intersections at Golpu. Golpu is a copper-gold porphyry deposit. The best intersections are listed below:

Hole_ID	Target	Depth (m)	Width (m)	Cu %	Au g/t	Au g/t equivalent*
WR361	Golpu	446	186	2.01	0.35	3.25
WR362	Golpu	160	274	1.07	0.29	1.83
WR359	Golpu	1 017	860	1.37	0.70	2.68
WR363	Golpu	914	595	2.03	1.65	4.58

* Based on gold price of US$950/oz and copper price of US$2/lb.

The results at Golpu indicate that the mineralised porphyry continues to the north at grades higher than currently declared in the resource. The intersection is deep and infill drilling will test the up-dip extent of the porphyry.

The intersection in WR363, 595m @ 2.03% copper and 1.65g/t gold (4.58g/t gold equivalent) extends the resource to the north and pushes the metasediment halo significantly further to the west. This will have the effect of increasing in tonnes as well as grade.

WR347 intersected the resource as predicted but at a higher average grade than had been identified in the resource. The hole also indicates that the resource is wider and pushes out further to the west.

At Wafi, where we have targeted infill drilling for the metallurgical test work, we are also receiving significant intersections which confirm our previous estimates.

Hidden Valley satellite deposit exploration

Work to establish satellite resources and capitalise on the infrastructure around Hidden Valley has focused almost entirely on the Kulang prospect. Activities peripheral to this have included:

- Apu Creek sterilisation drilling (2 holes/987m)
- Surface mapping, trenching and sampling at Avina/Yafo (245 samples)
- ML structural interpretation and integration with geological data sets.

Target area locations and prospect details are outlined below:

Waterfall Prospect – Hidden Valley ML151

Final assay results were received for the Waterfall prospect drilling with only broad, low grade anomalism intersected near surface and limited gold mineralisation associated with the Waterfall and Keru faults. Results included:

- TCDH004:   53m @ 0.5 g/t Au from 0m
- TCDH005:   131m @ 0.3 g/t Au from 0m

Apart from some interpretative work to contextualise these results geologically, no further work is planned at this stage.

Kulang prospect – EL497

Exploration activities for the quarter focused on developing the Kulang prospect, located approximately 7km east of the Hamata processing plant, and approximately 4km southwest of Wau.

Mapping to date has outlined a major zone of strong clay-pyrite (argillic) alteration extending from Kerimenge in the south, to Kulang in the north over 5km of strike. Within the alteration zone, areas of mineralised quartz-carbonate-base metal sulphide veins are developed which include the Kulang prospect area.

Channel sampling of mineralised outcrop at Kulang has returned excellent first pass results including:

KUL CK TR3:   **38m @ 1.74 g/t Au, 20.22 g/t Ag**
                                    38m @ 3.96 g/t Au, 11.48 g/t Ag

Drilling commenced late in the quarter and several zones of epithermal style base metal carbonate veins have already been intersected in the first hole.

PNG exploration (Harmony 100%)

Mount Hagen project (EL1611 and EL1596)

Exploration activities for the past quarter at the Mount Hagen project included:

- Bakil prospect diamond drilling (two holes completed for 396.5m)
- Reconnaissance mapping and sampling at Bakil Prospect
- Mt Hagen detailed regional airborne magnetic survey

Kurunga prospect

Final assay results for drill hole KUDD007 were received. These were disappointing as the zone of intense veining and alteration in the hole failed to return any significant gold or copper intercepts. The best intercept in KUDD007 was 9m grading 0.39g/t Au from 59m, including 1m grading 1.88 g/t Au from 65m. This mineralisation corresponds with the fault-related mineralisation outcropping in Borgopana Creek. Geological work to integrate drill hole data, geology, and geochemistry, with recently obtained detailed magnetics is underway.

Bakil prospect

Bakil phase 1 diamond drilling comprised two holes (396.5m) drilled from the same pad. The initial hole collapsed, and had to be re-drilled at a shallower dip.

The hole was designed to test anomalous copper rock-chip values associated with a major zone of clay-pyrite (argillic) alteration. The alteration coincides with the contact of metasediments and diorite porphyry. Several zones of argillic altered porphyry were obtained in the drill core.

Amanab projects (EL1708)

Ongoing work at the Amanab project has focused on grid-based mapping and soil sampling of the Aiyule magnetic target at Yup West. A total of 307 soil samples were collected during the quarter together with 16 rock chip samples. Results are pending.

Programme planning to follow up on highly anomalous soil (13.8g/t) and rock chip values (4.54g/t) received last quarter is underway.

* The technical information was compiled by Greg Job, Harmony's New Business Executive for South-East Asia, who has the overall responsibility and accountability for the Golpu project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (SAMREC) 2007. Mr Job has 21 years' experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC Code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.

South Africa

Joel North

Following completion of a successful R20 million surface drilling programme, the project advanced to the pre-feasibility stage to determine whether the depth extension to 137 and 145 levels could be mined profitably.

The pre-feasibility was completed during the quarter and a gate-keeping session held at which it was decided to take the project through to feasibility. It was decided, in line with the recommendation in the pre-feasibility, to take the twin decline from 129 level down to just below 145 level, which will mine out both the 137 and 145 levels. The feasibility will investigate the possibility of re-equipping the shaft for rock, men and equipment, as we believe that there may be a significant reduction in operating cost if the use of the south shaft could be minimised.

Poplar

The Poplar project is in the Evander region, immediately north of Evander South. Exploration drilling was carried out by previous owners over a fifty-year period, resulting in numerous feasibility reports. A feasibility study was completed for Harmony in June 2003 which delineated resources of 25.5Mt @ 7.58g/t and reserves of 13.5Mt @ 7.45 g/t. The resource occurs between 500m and 1 300m below surface and the relatively shallow depth allows the project to produce first gold within five years.

Drilling during the quarter progressed exceedingly well and to such an extent that the contractor was able to demobilise and leave site early, prior to Christmas. Results from the majority of holes had been received by the beginning of December when a decision was taken to drill only those holes that could be expected to add significant resources to the total. A total of 5 186 metres were drilled during the quarter out of a final total of 17 835 metres. The programme was scheduled to cost over R40 million but is likely to finally cost a little under R30 million after re-opening of previously drilled pilot holes proved successful and minimal adverse ground conditions were encountered.

Uranium Project Tshepong, Phakisa, Masimong (TPM)

Project TPM was established to evaluate the potential for the economic recovery of uranium from the ore mined at the Tshepong, Phakisa and Masimong operations in the Free State. The resource totals 169.6Mt and contains 82Mlbs of uranium (to be used in the feasibility study mining model). The project is expected to produce an average of 600 000 lbs of uranium per annum from 280 000 tonnes per month of underground ore over an 18-year life. The uranium processing has the added benefit of enhancing gold recovery by 0.1g/t resulting in increased gold production from these operations increasing by some 28kg per month. By treating the uranium as a by-product, it is accounted for as a credit, resulting in a reduction in the operating costs of the contributing shafts by approximately R20 000 per kg.

A recovered uranium grade of 100 ppm continues to be used and will be updated in the feasibility study. Current head grade assay data received is in the order of 122 ppm.

The feasibility study is progressing well and remains due for completion in May 2011. NNR (National Nuclear Regulator) and Department of Energy approval were received shortly before the end of December 2010 and the pilot plant has just been hot commissioned with further test work in progress. The testing period is expected to last 45 days and the results will be incorporated into the feasibility study.

Operating results (Rand/Metric) (US$/Imperial)

		Quarter ended	Underground production – South Africa													Surface production – South Africa				South Africa Other	South Africa Total	Hidden Valley	Harmony Total
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Virginia	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface				
Ore milled – t'000		Dec-10	104	171	139	128	228	219	107	–	196	–	345	122	1 759	413	1 266	812	2 491	–	4 250	425	4 675
		Sep-10	129	140	140	40	269	243	86	–	205	–	338	244	1 834	433	1 546	858	2 837	–	4 671	427	5 098
Gold produced – kg		Dec-10	756	643	517	408	1 046	1 151	505	18	865	170	1 628	566	8 273	339	138	478	955	–	9 228	827	10 055
		Sep-10	911	541	552	148	1 513	1 263	377	31	836	111	1 688	760	8 731	368	165	536	1 069	–	9 800	671	10 471
Gold produced – oz		Dec-10	24 306	20 673	16 622	13 117	33 630	37 005	16 236	579	27 810	5 466	52 341	18 197	265 982	10 899	4 437	15 368	30 704	–	296 686	26 589	323 275
		Sep-10	29 289	17 394	17 747	4 758	48 644	40 606	12 121	997	26 878	3 569	54 270	24 435	280 708	11 831	5 305	17 233	34 369	–	315 077	21 573	336 650
Yield – g/tonne		Dec-10	7.27	3.76	3.72	3.19	4.59	5.26	4.72	–	4.41	–	4.72	4.64	4.60	0.82	0.11	0.59	0.38	–	2.13	1.95	2.11
		Sep-10	7.06	3.86	3.94	3.70	5.62	5.20	4.38	–	4.08	–	4.99	3.11	4.68	0.85	0.11	0.62	0.38	–	2.07	1.57	2.03
Cash operating costs – R/kg		Dec-10	260 147	229 894	300 698	276 787	274 201	168 907	221 491	–	191 083	–	176 052	197 512	218 881	246 475	241 659	185 824	215 422	–	218 516	195 605	216 595
		Sep-10	245 750	249 294	290 188	588 101	225 164	161 372	296 520	–	215 050	–	175 322	300 593	228 946	238 840	231 606	196 034	216 260	–	227 542	244 720	228 658
Cash operating costs – $/oz		Dec-10	1 176	1 039	1 359	1 251	1 239	763	1 001	–	864	–	796	893	989	1 114	1 092	840	974	–	988	884	979
		Sep-10	1 046	1 061	1 236	2 504	959	687	1 263	–	916	–	746	1 280	975	1 017	986	835	921	–	969	1 042	974
Cash operating costs – R/tonne		Dec-10	1 891	864	1 118	882	1 258	888	1 045	–	843	–	831	916	1 006	202	26	109	83	–	465	381	457
		Sep-10	1 735	963	1 144	2 176	1 266	839	1 300	–	877	–	876	936	1 072	203	25	122	81	–	470	385	463
Gold sold – Kg		Dec-10	765	634	464	413	981	1 176	511	18	881	170	1 648	578	8 239	282	138	478	898	–	9 137	909	10 046
		Sep-10	939	585	608	152	1 661	1 302	388	31	847	111	1 739	776	9 139	402	165	536	1 103	–	10 242	627	10 869
Gold sold – oz		Dec-10	24 595	20 384	14 918	13 278	31 540	37 809	16 429	579	28 325	5 466	52 984	18 583	264 890	9 066	4 437	15 368	28 871	–	293 761	29 225	322 986
		Sep-10	30 190	18 808	19 548	4 887	53 402	41 860	12 474	997	27 232	3 569	55 910	24 949	293 826	12 925	5 305	17 233	35 463	–	329 289	20 158	349 447
Revenue (R'000)		Dec-10	231 965	192 144	140 589	125 035	296 220	356 059	155 108	–	267 003	–	500 078	175 198	2 439 399	85 258	42 077	145 633	272 968	–	2 712 367	278 094	2 990 461
		Sep-10	269 901	168 047	174 211	43 915	475 433	374 366	111 701	–	244 091	–	500 096	222 842	2 584 603	115 562	47 348	153 582	316 492	–	2 901 095	181 854	3 082 949
Cash operating costs (R'000)		Dec-10	196 671	147 822	155 461	112 929	286 814	194 412	111 853	–	165 287	–	286 612	111 792	1 769 653	83 555	33 349	88 824	205 728	–	1 975 381	161 765	2 137 146
		Sep-10	223 878	134 868	160 184	87 039	340 673	203 813	111 788	–	179 782	–	295 944	228 451	1 966 420	87 893	38 215	105 074	231 182	–	2 197 602	164 207	2 361 809
Inventory movement (R'000)		Dec-10	826	(616)	(16 202)	9 979	(30 786)	686	(514)	–	3 336	–	518	11 980	(20 793)	(15 273)	–	4 828	(10 445)	–	(31 238)	17 064	(14 174)
		Sep-10	(462)	12 677	16 219	(11 971)	46 002	(1 979)	(407)	–	9 607	–	(2 284)	(3 473)	63 929	1 633	–	4 975	6 608	–	70 537	(1 299)	69 238
Operating costs (R'000)		Dec-10	197 497	147 206	139 259	122 908	256 028	195 098	111 339	–	168 623	–	287 130	123 772	1 748 860	68 282	33 349	93 652	195 283	–	1 944 143	178 829	2 122 972
		Sep-10	223 416	147 545	176 403	75 068	386 675	201 834	111 381	–	189 389	–	293 660	224 978	2 030 349	89 526	38 215	110 049	237 790	–	2 268 139	162 908	2 431 047
Operating profit (R'000)		Dec-10	34 468	44 938	1 330	2 127	40 192	160 961	43 769	–	98 380	–	212 948	51 426	690 539	16 976	8 728	51 981	77 685	–	768 224	99 265	867 489
		Sep-10	46 485	20 502	(2 192)	(31 153)	88 758	172 532	320	–	54 702	–	206 436	(2 136)	554 254	26 036	9 133	43 533	78 702	–	632 956	18 946	651 902
Operating profit ($'000)		Dec-10	5 008	6 530	193	310	5 840	23 386	6 360	–	14 295	–	30 941	7 472	100 335	2 467	1 268	7 553	11 288	–	111 623	14 423	126 046
		Sep-10	6 362	2 807	(300)	(4 265)	12 150	23 618	44	–	7 487	–	28 260	(291)	75 872	3 564	1 249	5 959	10 772	–	86 644	2 593	89 237
Capital expenditure (R'000)		Dec-10	29 419	84 573	56 709	21 686	84 178	48 327	102 675	43 886	81 114	52 601	72 715	18 639	696 522	6 726	10 352	15 260	32 338	20 862	749 722	84 971	834 693
		Sep-10	38 917	69 496	59 207	18 337	104 357	40 463	91 716	44 290	62 112	56 067	60 650	30 173	675 785	4 645	–	–	4 645	7 626	688 056	59 218	747 274
Capital expenditure ($'000)		Dec-10	4 275	12 288	8 240	3 151	12 231	7 022	14 919	6 377	11 786	7 643	10 566	2 708	101 206	977	1 504	2 217	4 698	3 031	108 935	12 346	121 281
		Sep-10	5 327	9 513	8 105	2 510	14 285	5 539	12 555	6 063	8 502	7 675	8 302	4 130	92 506	636	–	–	636	1 044	94 186	8 105	102 291

Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Note	Quarter ended 31 December 2010 (Unaudited) R million	Quarter ended 30 September 2010 (Unaudited) R million	Quarter ended 31 December[1] 2009 (Unaudited) R million	Six months ended 31 December 2010 R million	Six months ended 31 December[1] 2009 R million	Year ended 30 June 2010 (Audited) R million
Continuing operations							
Revenue		2 990	3 083	2 971	6 073	5 718	11 284
Cost of sales	2	(2 506)	(2 995)	(2 656)	(5 501)	(5 256)	(10 484)
Production costs		(2 093)	(2 408)	(2 172)	(4 501)	(4 367)	(8 325)
Royalty expense		(30)	(23)	–	(53)	–	(33)
Amortisation and depreciation		(442)	(426)	(320)	(868)	(670)	(1 375)
Impairment of assets		–	–	(104)	–	(104)	(331)
Employment termination and restructuring costs		(54)	(78)	(3)	(132)	(3)	(205)
Other items		113	(60)	(57)	53	(112)	(215)
Gross profit		**484**	**88**	**315**	**572**	**462**	**800**
Corporate, administration and other expenditure		(96)	(94)	(95)	(190)	(174)	(382)
Social investment expenditure		(23)	(16)	(20)	(39)	(29)	(81)
Exploration expenditure	3	(76)	(99)	(45)	(175)	(93)	(219)
Profit on sale of property, plant and equipment		1	16	1	17	1	104
Other income/(expenses) – net		6	(54)	(20)	(48)	(94)	(58)
Operating profit/(loss)		**296**	**(159)**	**136**	**137**	**73**	**164**
(Loss)/profit from associates		(19)	(8)	25	(27)	56	56
Profit/(loss) on sale of investment in subsidiary		–	–	–	–	5	(24)
Net gain/(loss) on financial instruments	4	78	311	3	389	(2)	38
Investment income		38	14	54	52	125	187
Finance cost		(69)	(59)	(37)	(128)	(91)	(246)
Profit before taxation		**324**	**99**	**181**	**423**	**166**	**175**
Taxation		(28)	6	(59)	(22)	(77)	(335)
Normal taxation		–	(9)	(14)	(9)	(43)	(84)
Deferred taxation		(28)	15	(45)	(13)	(34)	(251)
Net profit/(loss) from continuing operations		**296**	**105**	**122**	**401**	**89**	**(160)**
Discontinued operations							
Profit/(loss) from discontinued operations	5	23	(3)	(4)	20	–	(32)
Net profit/(loss)		**319**	**102**	**118**	**421**	**89**	**(192)**
Attributable to:							
Owners of the parent		319	102	118	421	89	(192)
Non-controlling interest		–	–	–	–	–	–
Earnings/(loss) per ordinary share (cents)	6						
– Earnings/(loss) from continuing operations		69	24	29	93	21	(38)
– Earnings/(loss) from discontinued operations		5	(1)	(1)	5	–	(8)
Total earnings/(loss) per ordinary share (cents)		**74**	**23**	**28**	**98**	**21**	**(46)**
Diluted earnings/(loss) per ordinary share (cents)	6						
– Earnings/(loss) from continuing operations		69	24	29	93	21	(38)
– Earnings/(loss) from discontinued operations		5	(1)	(1)	5	–	(8)
Total diluted earnings/(loss) per ordinary share (cents)		**74**	**23**	**28**	**98**	**21**	**(46)**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation. See note 5 in this regard.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

| | Quarter ended | | | Six months ended | | Year ended |
	31 December 2010 (Unaudited) R million	30 September 2010 (Unaudited) R million	31 December 2009 (Unaudited) R million	31 December 2010 R million	31 December 2009 R million	30 June 2010 (Audited) R million
Net profit/(loss) for the period	**319**	**102**	**118**	**421**	**89**	**(192)**
Other comprehensive (loss)/income for the period, net of income tax	(161)	106	(51)	(55)	(36)	(131)
Foreign exchange translation	(131)	106	(57)	(25)	(38)	(127)
Fair value movement of available-for-sale investments	(30)	–	6	(30)	2	(4)
Total comprehensive income/(loss) for the period	**158**	**208**	**67**	**366**	**53**	**(323)**
Attributable to:						
Owners of the parent	158	208	67	366	53	(323)
Non-controlling interest	–	–	–	–	–	–

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Note	At 31 December 2010 R million	At 30 September 2010 (Unaudited) R million	At 30 June 2010 (Audited) R million	At 31 December 2009 R million
ASSETS					
Non-current assets					
Property, plant and equipment		30 218	29 873	29 556	28 862
Intangible assets		2 199	2 199	2 210	2 217
Restricted cash		26	116	146	167
Restricted investments		1 864	1 787	1 742	1 697
Investments in financial assets		264	296	12	20
Investments in associates		358	377	385	385
Inventories		232	237	214	77
Trade and other receivables		69	67	75	74
		35 230	34 952	34 340	33 499
Current assets					
Inventories		943	902	987	1 103
Trade and other receivables		962	649	932	1 108
Income and mining taxes		102	73	74	55
Restricted cash		–	–	–	280
Cash and cash equivalents		837	772	770	808
		2 844	2 396	2 763	3 354
Assets of disposal groups classified as held for sale	5	–	–	245	–
		2 844	2 396	3 008	3 354
Total assets		**38 074**	**37 348**	**37 348**	**36 853**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 277	28 269	28 261	28 096
Other reserves		266	395	258	375
Retained earnings		897	578	690	971
		29 440	29 242	29 209	29 442
Non-current liabilities					
Deferred tax		3 613	3 572	3 534	3 317
Provision for environmental rehabilitation		1 752	1 723	1 692	1 612
Retirement benefit obligation and other provisions		179	169	169	167
Borrowings	7	1 243	970	981	565
		6 787	6 434	6 376	5 661
Current liabilities					
Borrowings	7	344	207	209	460
Income and mining taxes		10	13	9	11
Trade and other payables		1 493	1 452	1 410	1 279
		1 847	1 672	1 628	1 750
Liabilities of disposal groups classified as held for sale	5	–	–	135	–
		1 847	1 672	1 763	1 750
Total equity and liabilities		**38 074**	**37 348**	**37 348**	**36 853**
Number of ordinary shares in issue		429 506 618	428 850 854	428 654 779	426 079 492
Net asset value per share (cents)		6 854	6 819	6 814	6 910

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)
for the six months ended 31 December 2010

	Note	Share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance – 30 June 2010		28 261	258	690	29 209
Issue of shares		16	–	–	16
Share-based payments		–	63	–	63
Total comprehensive income for the period		–	(55)	421	366
Dividends paid	9	–	–	(214)	(214)
Balance as at 31 December 2010		**28 277**	**266**	**897**	**29 440**
Balance – 30 June 2009		28 091	339	1 095	29 525
Issue of shares		5	–	–	5
Share-based payments		–	72	–	72
Total comprehensive income for the period		–	(36)	89	53
Dividends paid		–	–	(213)	(213)
Balance as at 31 December 2009		**28 096**	**375**	**971**	**29 442**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited) R million	30 September 2010 (Unaudited) R million	31 December 2009 (Unaudited) R million	31 December 2010 R million	31 December 2009 R million	30 June 2010 (Audited) R million
Cash flow from operating activities						
Cash generated by operations	450	703	183	1 153	408	1 611
Interest and dividends received	38	14	52	52	120	187
Interest paid	(35)	(30)	(11)	(65)	(20)	(90)
Income and mining taxes paid	(30)	(4)	(34)	(34)	(59)	(125)
Cash generated by operating activities	423	683	190	1 106	449	1 583
Cash flow from investing activities						
Decrease/(increase) in restricted cash	90	30	(283)	120	(286)	15
Proceeds on disposal of investment in subsidiary	–	229	–	229	–	24
Proceeds on disposal of available-for-sale financial assets	2	–	29	2	44	50
Other investing activities	(6)	10	(3)	4	5	(12)
Net additions to property, plant and equipment	(846)	(748)	(890)	(1 594)	(1 797)	(3 493)
Cash utilised by investing activities	(760)	(479)	(1 147)	(1 239)	(2 034)	(3 416)
Cash flow from financing activities						
Borrowings raised	525	–	686	525	686	1 236
Borrowings repaid	(107)	(7)	(18)	(114)	(25)	(391)
Ordinary shares issued – net of expenses	8	8	3	16	5	18
Dividends paid	–	(214)	–	(214)	(213)	(213)
Cash generated/(utilised) by financing activities	426	(213)	671	213	453	650
Foreign currency translation adjustments	**(24)**	**11**	**–**	**(13)**	**(10)**	**3**
Net increase/(decrease) in cash and cash equivalents	65	2	(286)	67	(1 142)	(1 180)
Cash and cash equivalents – beginning of period	772	770	1 094	770	1 950	1 950
Cash and cash equivalents – end of period	**837**	**772**	**808**	**837**	**808**	**770**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2010

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2010 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listing Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited) R million	30 September 2010 (Unaudited) R million	31 December[1] 2009 (Unaudited) R million	31 December 2010 R million	31 December[1] 2009 R million	30 June 2010 (Audited) R million
Production costs	2 093	2 408	2 172	4 501	4 367	8 325
Royalty expense	30	23	–	53	–	33
Amortisation and depreciation	442	426	320	868	670	1 375
Impairment of assets[2]	–	–	104	–	104	331
Rehabilitation expenditure	5	4	4	9	8	29
Care and maintenance cost of restructured shafts	28	25	14	53	31	57
Employment termination and restructuring costs	54	78	3	132	3	205
Share based payments	32	31	38	63	72	148
Insurance credits[3]	(179)	–	–	(179)	–	–
Provision for post-retirement benefits	1	–	1	1	1	(19)
Total cost of sales	**2 506**	**2 995**	**2 656**	**5 501**	**5 256**	**10 484**

(1) The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 5 in this regard.

(2) The impairment for the quarter ended 31 December 2009 and year ended 30 June 2010 relates mainly to Virginia and Evander, which was recorded as a result of shaft closures.

(3) Proceeds on unwinding of previous insurance agreement.

3. Exploration expenditure

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited) R million	30 September 2010 (Unaudited) R million	31 December[1] 2009 (Unaudited) R million	31 December 2010 R million	31 December[1] 2009 R million	30 June 2010 (Audited) R million
Total exploration expenditure	102	101	45	203	93	219
Less: Expenditure capitalised	(26)	(2)	–	(28)	–	–
Exploration expenditure per income statement	**76**	**99**	**45**	**175**	**93**	**219**

4. Net gain/(loss) on financial instruments

On 3 September 2010, Harmony Gold Mining Company Limited (Harmony) entered into two transactions with Witwatersrand Consolidated Gold Resources Limited (Wits Gold), whereby Wits Gold obtains a prospecting right over Harmony's Merriespruit South area and the option held by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly-owned subsidiary of Harmony, is cancelled. The option is to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option). Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area.

The total consideration of the transactions is R336 million of which R275 million was received for the cancellation of the option agreement by the issue of 4 376 194 shares in Wits Gold, following approval by Wits Gold shareholders on 5 November 2010. This represents a 13% investment in Wits Gold. The remaining R61 million for the prospecting area will be settled in cash or a combination of cash and shares in Wits Gold, when all remaining conditions precedent have been fulfilled. The Group classifies the investment in Wits Gold as an available-for-sale financial asset. During the September 2010 quarter, a gain of R273 million was recognised on the Freegold option which was then classified as a financial asset at fair value through profit or loss.

5. **Disposal groups classified as held for sale and discontinued operations**

The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognised a total profit of R104 million net of tax, before the realisation of accumulated foreign exchange losses of R84 million from other comprehensive income to the consolidated income statement. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.

6. **Earnings/(loss) per ordinary share**

Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 December 2010: 429.1 million (30 September 2010: 428.7 million, 31 December 2009: 425.9 million), and six months ended 31 December 2010: 428.9 million (31 December 2009: 425.9 million), and the year ended 30 June 2010: 426.4 million.

The diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 December 2010: 429.9 million (30 September 2010: 429.9 million, 31 December 2009: 427.5 million), and the six months ended 31 December 2010: 429.7 million (31 December 2009: 427.4 million), and the year ended 30 June 2010: 427.8 million.

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited)	30 September 2010 (Unaudited)	31 December[1] 2009 (Unaudited)	31 December 2010	31 December[1] 2009	30 June 2010 (Audited)
Total earnings/(loss) per ordinary share (cents):						
Basic earnings/(loss)	74	23	28	98	21	(46)
Diluted earnings/(loss)	74	23	28	98	21	(46)
Headline earnings/(loss)	69	33	49	101	37	(7)
– from continuing operations	69	33	50	101	37	1
– from discontinued operations	–	–	(1)	–	–	(8)
Diluted headline earnings/(loss)	69	33	49	101	37	(7)
– from continuing operations	69	33	50	101	37	1
– from discontinued operations	–	–	(1)	–	–	(8)
	R million	R million	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):						
Continuing operations						
Net profit/(loss)	296	105	122	401	89	(160)
Adjusted for:						
Profit on sale of property, plant and equipment	(1)	(16)	–	(17)	(1)	(104)
Taxation effect of profit on sale of property, plant and equipment	–	5	–	5	–	22
Net gain on financial instruments	(1)	–	(3)	(1)	(5)	(7)
Taxation effect of net gain on financial instruments	–	–	1	–	2	2
Foreign exchange loss/(gain) reclassified from other comprehensive income	–	47	–	47	(22)	(22)
Taxation effect of foreign exchange loss/(gain) reclassified from other comprehensive income	–	–	–	–	–	–
Loss on sale of investment in subsidiary	–	–	–	–	–	24
Taxation effect of loss on sale of investment in subsidiary	–	–	–	–	–	(7)
Impairment of other investments	–	–	–	–	2	–
Taxation effect of impairment of other investments	–	–	–	–	–	–
Impairment of assets	–	–	104	–	104	331
Taxation effect of impairment of assets	–	–	(11)	–	(11)	(75)
Headline earnings	**294**	**141**	**213**	**435**	**158**	**4**

| | Quarter ended | | | Six months ended | | Year ended |
	31 December 2010 (Unaudited)	30 September 2010 (Unaudited)	31 December[1] 2009 (Unaudited)	31 December 2010	31 December[1] 2009	30 June 2010 (Audited)
	R million	R million	R million	R million	R million	R million
Discontinued operations						
Net profit/(loss)	23	(3)	(4)	20	–	(32)
Adjusted for:						
Profit on sale of property, plant and equipment	–	–	(2)	–	(3)	–
Taxation effect of profit on sale of property, plant and equipment	–	–	–	–	1	–
Profit on sale of investment in subsidiary	–	(138)	–	(138)	–	(1)
Taxation effect of profit on sale of investment in subsidiary	–	34	–	34	–	–
Foreign exchange (profit)/loss reclassified from other comprehensive income	(23)	107	–	84	–	–
Taxation effect of foreign exchange loss reclassified from other comprehensive income	–	–	–	–	–	–
Headline loss	**–**	**–**	**(6)**	**–**	**(2)**	**(33)**
Total headline earnings/(loss)	**294**	**141**	**207**	**435**	**156**	**(29)**

(1)   The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 5 in this regard.

7.   **Borrowings**

	31 December 2010	30 September 2010 (Unaudited)	30 June 2010 (Audited)	31 December 2009
	R million	R million	R million	R million
Total long-term borrowings	1 243	970	981	565
Total current portion of borrowings	344	207	209	460
Total borrowings [1] [2]	**1 587**	**1 177**	**1 190**	**1 025**

(1)   In December 2009, the company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly. The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The first instalment was paid on 30 June 2010.

In December 2010 the Company entered into an additional loan facility with Nedbank Limited, comprising of a Term Facility of R500 million and a Revolving Credit Facility of R250 million. Interest terms are identical to the original facility. The Term Facility is repayable bi-annually in equal instalments of R62.5 million over four years, with the first instalment payable on 30 June 2011. The terms of the original Revolving Credit Facility was amended to coincide with the repayment terms of the new Revolving Credit Facility, being payable after three years from December 2010.

At 31 December 2010, R550 million of these facilities had not been drawn down.

(2)   Included in the borrowings is R63 million (September 2010: R74 million; June 2010: R91 million; December 2009: R102 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	31 December 2010	30 September 2010 (Unaudited)	30 June 2010 (Audited)	31 December 2009
	R million	R million	R million	R million
Due within one year	28	30	33	32
Due between one and five years	36	46	60	73
	64	76	93	105
Future finance charges	(1)	(2)	(2)	(3)
Total future minimum lease payments	**63**	**74**	**91**	**102**

8. **Commitments and contingencies**

	31 December 2010 R million	30 September 2010 (Unaudited) R million	30 June 2010 (Audited) R million	31 December 2009 R million
Capital expenditure commitments:				
Contracts for capital expenditure	166	188	117	244
Authorised by the directors but not contracted for	2 669	3 406	1 006	2 507
	2 835	**3 594**	**1 123**	**2 751**

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2010, available on the group's website at www.harmony.co.za. There were no significant changes in contingencies since 30 June 2010.

9. **Dividends paid**

On 13 August 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounting to R214 million was paid on 20 September 2010.

10. **Subsequent events**

No subsequent events occurred between close of the current quarter and date of this report.

11. **Segment report**

The segment report follows on page 26.

12. **Reconciliation of segment information to consolidated income statements and balance sheets**

	Six months ended 31 December 2010 R million	Six months ended 31 December[1] 2009 R million
The "reconciliation of segment data to consolidated financials" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Revenue from		
Discontinued operations	–	–
Production costs from:		
Discontinued operations	–	–
Reconciliation of production profit to gross profit:		
Total segment revenue	6 073	5 718
Total segment production costs and royalty expense	(4 554)	(4 367)
Production profit as per segment report	1 519	1 351
Less: Discontinued operations	–	–
	1 519	1 351
Cost of sales items other than production costs and royalty expense	(947)	(889)
Amortisation and depreciation	(868)	(670)
Impairment of assets	–	(104)
Employment termination and restructuring costs	(132)	(3)
Share-based payments	(63)	(72)
Insurance credits	179	–
Rehabilitation costs	(9)	(8)
Care and maintenance costs of restructured shafts	(53)	(31)
Provision for post-retirement benefits	(1)	(1)
Gross profit as per income statements *	**572**	**462**

	Six months ended 31 December 2010 R million	Six months ended 31 December[1] 2009 R million
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment		
Mining assets	862	746
Undeveloped property	5 139	5 139
Other non-mining assets	72	66
	6 073	**5 951**

(1)   The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 5 in this regard.

*   The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

13. Review report

The condensed consolidated financial statements for the six months ended 31 December 2010 on pages 16 to 27 have been reviewed in accordance with International Standards on Review Engagements 2410 – "Review of interim financial information performed by the Independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the Company's registered office.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2010 (Rand/Metric)

	Revenue R million	Production costs[1] R million	Production profit/(loss) R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani [2]	502	421	81	1 034	156	1 716	233
Doornkop	360	295	65	2 973	154	1 184	311
Evander	315	316	(1)	946	116	1 069	279
Joel	169	198	(29)	187	40	556	168
Kusasalethu	772	643	129	3 098	189	2 559	497
Masimong	730	397	333	821	89	2 414	462
Phakisa	267	223	44	4 207	194	882	193
Target [2]	511	358	153	2 670	252	1 982	401
Tshepong	1 000	581	419	3 624	133	3 316	683
Virginia	398	349	49	696	49	1 326	366
Surface							
All other surface operations [3]	589	431	158	148	66	2 024	5 328
Total South Africa	**5 613**	**4 212**	**1 401**	**20 404**	**1 438**	**19 028**	**8 921**
International							
Papua New Guinea	460	342	118	3 741	144	1 498	852
Total international	**460**	**342**	**118**	**3 741**	**144**	**1 498**	**852**
Total continuing operations	**6 073**	**4 554**	**1 519**	**24 145**	**1 582**	**20 526**	**9 773**
Discontinued operations							
Mount Magnet	–	–	–	–	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**6 073**	**4 554**	**1 519**	**24 145**	**1 582**	**20 526**	**9 773**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	–	–		6 073			
	6 073	**4 554**		**30 218**			

Notes:

(1) Production costs includes royalty expense.

(2) Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Includes Kalgold, Phoenix, Dumps and extraction of gold in lock-up at the President Steyn plant.

* Production statistics are not reviewed.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (Rand/Metric)

	Revenue R million	Production costs R million	Production profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani	490	369	121	680	51	1 878	270
Doornkop	259	209	50	2 699	151	990	278
Evander	599	559	40	906	106	2 296	504
Joel	291	209	82	135	50	1 106	248
Kusasalethu	741	571	170	2 894	236	3 012	495
Masimong	648	360	288	711	85	2 601	469
Phakisa	161	139	22	3 898	266	610	158
Target	414	308	106	2 301	161	1 700	384
Tshepong	886	583	303	3 627	129	3 395	814
Virginia	813	789	24	841	99	3 253	1 015
Surface							
All other surface operations [1]	416	271	145	141	44	1 674	4 384
Total South Africa	**5 718**	**4 367**	**1 351**	**18 833**	**1 378**	**22 515**	**9 019**
International							
Papua New Guinea [2]	–	–	–	3 805	429	768	–
Total international	**–**	**–**	**–**	**3 805**	**429**	**768**	**–**
Total continuing operations	**5 718**	**4 367**	**1 351**	**22 638**	**1 807**	**23 283**	**9 019**
Discontinued operations							
Mount Magnet	–	–	–	273	–	–	–
Total discontinued operations	**–**	**–**	**–**	**273**	**–**	**–**	**–**
Total operations	**5 718**	**4 367**	**1 351**	**22 911**	**1 807**	**23 283**	**9 019**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	–	–		5 951			
	5 718	**4 367**		**28 862**			

Notes:

(1) Includes Kalgold, Phoenix and Dumps.

(2) At 31 December 2009, production statistics for Hidden Valley was shown for information purposes. This mine was in build-up phase and revenue and costs were capitalised until commercial levels of production were reached.

* Production statistics are not reviewed.

Operating results (US$/Imperial)

		Quarter ended	Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Virginia	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Harmony Total
			Underground production – South Africa													Surface production – South Africa							
Ore milled	– t'000	Dec-10	115	189	153	141	251	241	118	–	216	–	380	135	1 939	455	1 396	895	2 746	–	4 685	469	5 154
		Sep-10	142	154	154	44	297	268	95	–	226	–	373	269	2 022	477	1 705	946	3 128	–	5 150	471	5 621
Gold produced	– oz	Dec-10	24 306	20 673	16 622	13 117	33 630	37 005	16 236	579	27 810	5 466	52 341	18 197	265 982	10 899	4 437	15 368	30 704	–	296 686	26 589	323 275
		Sep-10	29 289	17 394	17 747	4 758	48 644	40 606	12 121	997	26 878	3 569	54 270	24 435	280 708	11 831	5 305	17 233	34 369	–	315 077	21 573	336 650
Yield	– oz/t	Dec-10	0.211	0.109	0.109	0.093	0.134	0.154	0.138	–	0.129	–	0.138	0.135	0.134	0.024	0.003	0.017	0.011	–	0.062	0.057	0.062
		Sep-10	0.206	0.113	0.115	0.108	0.164	0.152	0.128	–	0.119	–	0.145	0.091	0.137	0.025	0.003	0.018	0.011	–	0.060	0.046	0.059
Cash operating costs	– $/oz	Dec-10	1 176	1 039	1 359	1 251	1 239	763	1 001	–	864	–	796	893	989	1 114	1 092	840	974	–	988	884	979
		Sep-10	1 046	1 061	1 236	2 504	959	687	1 263	–	916	–	746	1 280	975	1 017	986	835	921	–	969	1 042	974
Cash operating costs	– $/t	Dec-10	248	114	148	116	166	117	138	–	111	–	110	120	133	27	3	14	11	–	61	50	60
		Sep-10	216	120	142	271	157	104	161	–	109	–	109	116	133	25	3	15	10	–	58	48	58
Gold sold	– oz	Dec-10	24 595	20 384	14 918	13 278	31 540	37 809	16 429	579	28 325	5 466	52 984	18 583	264 890	9 066	4 437	15 368	28 871	–	293 761	29 225	322 986
		Sep-10	30 190	18 808	19 548	4 887	53 402	41 860	12 474	997	27 232	3 569	55 910	24 949	293 826	12 925	5 305	17 233	35 463	–	329 289	20 158	349 447
Revenue	($'000)	Dec-10	33 705	27 919	20 428	18 168	43 041	51 735	22 537	–	38 796	–	72 661	25 456	354 446	12 388	6 114	21 161	39 663	–	394 109	40 407	434 516
		Sep-10	36 946	23 004	23 848	6 011	65 081	51 247	15 291	–	33 413	–	68 458	30 505	353 804	15 819	6 481	21 024	43 324	–	397 128	24 894	422 022
Cash operating costs	($'000)	Dec-10	28 577	21 479	22 589	16 408	41 674	28 249	16 252	–	24 016	–	41 645	16 243	257 132	12 140	4 846	12 906	29 892	–	287 024	23 505	310 529
		Sep-10	30 647	18 462	21 928	11 915	46 634	27 900	15 303	–	24 611	–	40 511	31 271	269 182	12 031	5 232	14 384	31 647	–	300 829	22 479	323 308
Inventory movement	($'000)	Dec-10	120	(90)	(2 354)	1 450	(4 473)	100	(75)	–	485	–	75	1 741	(3 021)	(2 219)	–	702	(1 517)	–	(4 538)	2 479	(2 059)
		Sep-10	(63)	1 735	2 220	(1 639)	6 297	(271)	(56)	–	1 315	–	(313)	(475)	8 750	224	–	681	905	–	9 655	(178)	9 477
Operating costs	($'000)	Dec-10	28 697	21 389	20 235	17 858	37 201	28 349	16 177	–	24 501	–	41 720	17 984	254 111	9 921	4 846	13 608	28 375	–	282 486	25 984	308 470
		Sep-10	30 584	20 197	24 148	10 276	52 931	27 629	15 247	–	25 926	–	40 198	30 796	277 932	12 255	5 232	15 065	32 552	–	310 484	22 301	332 785
Operating profit	($'000)	Dec-10	5 008	6 530	193	310	5 840	23 386	6 360	–	14 295	–	30 941	7 472	100 335	2 467	1 268	7 553	11 288	–	111 623	14 423	126 046
		Sep-10	6 362	2 807	(300)	(4 265)	12 150	23 618	44	–	7 487	–	28 260	(291)	75 872	3 564	1 249	5 959	10 772	–	86 644	2 593	89 237
Capital expenditure	($'000)	Dec-10	4 275	12 288	8 240	3 151	12 231	7 022	14 919	6 377	11 786	7 643	10 566	2 708	101 206	977	1 504	2 217	4 698	3 031	108 935	12 346	121 281
		Sep-10	5 327	9 513	8 105	2 510	14 285	5 539	12 555	6 063	8 502	7 675	8 302	4 130	92 506	636	–	–	636	1 044	94 186	8 105	102 291

Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited) US$ million	30 September 2010 (Unaudited) US$ million	31 December[1] 2009 (Unaudited) US$ million	31 December 2010 (Unaudited) US$ million	31 December[1] 2009 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Continuing operations						
Revenue	434	422	397	856	750	1 489
Cost of sales	(364)	(411)	(355)	(775)	(689)	(1 383)
Production costs	(304)	(330)	(290)	(635)	(572)	(1 099)
Royalty expense	(4)	(3)	–	(7)	–	(4)
Amortisation and depreciation	(64)	(58)	(43)	(122)	(88)	(181)
Impairment of assets	–	–	(14)	–	(14)	(43)
Employment termination and restructuring costs	(8)	(11)	–	(19)	–	(27)
Other items	16	(9)	(8)	8	(15)	(29)
Gross profit	**70**	**11**	**42**	**81**	**61**	**106**
Corporate, administration and other expenditure	(14)	(13)	(13)	(27)	(23)	(50)
Social investment expenditure	(3)	(2)	(3)	(5)	(4)	(11)
Exploration expenditure	(11)	(14)	(6)	(25)	(12)	(29)
Profit on sale of property, plant and equipment	–	2	–	2	–	14
Other income/(expenses) – net	1	(7)	(2)	(7)	(12)	(8)
Operating profit/(loss)	**43**	**(23)**	**18**	**19**	**10**	**22**
(Loss)/profit from associates	(3)	(1)	3	(4)	7	7
Profit/(loss) on sale of investment in subsidiary	–	–	–	–	1	(3)
Net gain on financial instruments	11	43	–	55	–	5
Investment income	6	2	8	7	16	25
Finance cost	(10)	(8)	(5)	(18)	(12)	(32)
Profit before taxation	**47**	**13**	**24**	**59**	**22**	**24**
Taxation	(4)	1	(8)	(3)	(10)	(44)
Normal taxation	–	(1)	(2)	(1)	(6)	(11)
Deferred taxation	(4)	2	(6)	(2)	(4)	(33)
Net profit/(loss) from continuing operations	**43**	**14**	**16**	**56**	**12**	**(20)**
Discontinued operations						
Profit/(loss) from discontinued operations	3	–	(1)	3	–	(4)
Net profit/(loss)	**46**	**14**	**15**	**59**	**12**	**(24)**
Attributable to:						
Owners of the parent	46	14	15	59	12	(24)
Non-controlling interest	–	–	–	–	–	–
Earnings/(loss) per ordinary share (cents)						
– Earnings/(loss) from continuing operations	10	3	4	13	3	(5)
– Earnings/(loss) from discontinued operations	1	–	–	1	–	(1)
Total earnings/(loss) per ordinary share (cents)	**11**	**3**	**4**	**14**	**3**	**(6)**
Diluted earnings/(loss) per ordinary share (cents)						
– Earnings/(loss) from continuing operations	10	3	4	13	3	(5)
– Earnings/(loss) from discontinued operations	1	–	–	1	–	(1)
Total diluted earnings/(loss) per ordinary share (cents)	**11**	**3**	**4**	**14**	**3**	**(6)**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation.

The currency conversion average rates for the quarter ended: December 2010: US$1 = R6.88 (September 2010: US$1 = R7.31, December 2009: US$1 = R7.49).

The currency conversion average rates for the six months ended: December 2010: US$1 = R7.09 (December 2009: US$1 = R7.63).

The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 30 to 36.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited) US$ million	30 September 2010 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 December 2010 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Net profit/(loss) for the period	**46**	**14**	**15**	**59**	**12**	**(24)**
Other comprehensive (loss)/income for the period, net of income tax	(23)	15	(7)	(8)	(5)	25
Foreign exchange translation	(19)	15	(8)	(4)	(5)	25
Fair value movement of available-for-sale investments	(4)	–	1	(4)	–	–
Total comprehensive income for the period	**23**	**29**	**8**	**51**	**7**	**1**
Attributable to:						
Owners of the parent	23	29	8	51	7	1
Non-controlling interest	–	–	–	–	–	–

The currency conversion average rates for the quarter ended: December 2010: US$1 = R6.88 (September 2010: US$1 = R7.31, December 2009: US$1 = R7.49).

The currency conversion average rates for the six months ended: December 2010: US$1 = R7.09 (December 2009: US$1 = R7.63).

The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)

	At 31 December 2010 (Unaudited) US$ million	At 30 September 2010 (Unaudited) US$ million	At 30 June 2010 (Audited) US$ million	At 31 December 2009 (Unaudited) US$ million
ASSETS				
Non-current assets				
Property, plant and equipment	4 568	4 289	3 874	3 916
Intangible assets	332	316	290	301
Restricted cash	4	17	19	23
Restricted investments	282	257	228	230
Investments in financial assets	40	43	2	3
Investments in associates	54	54	50	52
Inventories	35	34	28	10
Trade and other receivables	10	10	10	10
	5 325	5 020	4 501	4 545
Current assets				
Inventories	143	130	129	150
Trade and other receivables	145	93	122	150
Income and mining taxes	15	10	10	7
Restricted cash	–	–	–	38
Cash and cash equivalents	127	111	101	110
	430	344	362	455
Assets of disposal groups classified as held for sale	–	–	32	–
	430	344	394	455
Total assets	**5 755**	**5 364**	**4 895**	**5 000**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	4 275	4 059	4 027	3 812
Other reserves	40	57	(40)	51
Retained earnings/(accumulated loss)	136	83	(159)	132
	4 451	4 199	3 828	3 995
Non-current liabilities				
Deferred tax	546	513	463	450
Provisions for other liabilities and charges	265	247	222	219
Retirement benefit obligation and other provisions	27	24	22	23
Borrowings	188	139	129	77
	1 026	923	836	769
Current liabilities				
Borrowings	52	30	27	62
Income and mining taxes	1	2	1	1
Trade and other payables	225	210	185	173
	278	242	213	236
Liabilities of disposal groups classified as held for sale	–	–	18	–
	278	242	231	236
Total equity and liabilities	**5 755**	**5 364**	**4 895**	**5 000**
Number of ordinary shares in issue	429 506 618	428 850 584	428 654 779	426 079 492
Net asset value per share (cents)	1 036	979	893	937

The balance sheet for December 2010 converted at a conversion rate of US$1 = R6.62 (September 2010: US$1 = R6.96, December 2009: US$1: R7.37).

The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
for the six months ended 31 December 2010 (Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings/ (accumulated loss) US$ million	Total US$ million
Balance – 30 June 2010	4 272	39	104	4 415
Issue of shares	3	–	–	3
Share-based payments	–	9	–	9
Total comprehensive income for the period	–	(8)	64	56
Dividends paid	–	–	(32)	(32)
Balance as at 31 December 2010	**4 275**	**40**	**136**	**4 451**
Balance – 30 June 2009	3 811	46	149	4 006
Issue of shares	1	–	–	1
Share-based payments	–	10	–	10
Total comprehensive income for the period	–	(5)	12	7
Dividends paid	–	–	(29)	(29)
Balance as at 31 December 2009	**3 812**	**51**	**132**	**3 995**

The currency conversion closing rates for the year ended: December 2010: US$1 = R6.62 (December 2009: US$1 = R7.37).

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
	31 December 2010 (Unaudited) US$ million	30 September 2010 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 December 2010 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Cash flow from operating activities						
Cash generated by operations	65	96	24	163	53	214
Interest and dividends received	6	2	7	7	16	25
Interest paid	(5)	(4)	(1)	(9)	(3)	(12)
Income and mining taxes paid	(4)	(1)	(5)	(5)	(8)	(17)
Cash generated by operating activities	62	93	25	156	58	210
Cash flow from investing activities						
Decrease/(increase) in restricted cash	13	4	(38)	17	(37)	2
Proceeds on disposal of investment in subsidiary	–	31	–	32	–	3
Proceeds on disposal of available-for-sale financial assets	–	–	4	–	6	7
Other investing activities	(1)	1	–	1	1	(2)
Net additions to property, plant and equipment	(123)	(102)	(117)	(225)	(236)	(463)
Cash utilised by investing activities	(111)	(66)	(151)	(175)	(266)	(453)
Cash flow from financing activities						
Borrowings raised	76	–	93	74	90	168
Borrowings repaid	(16)	(1)	(2)	(16)	(3)	(57)
Ordinary shares issued – net of expenses	1	1	–	2	1	3
Dividends paid	–	(29)	–	(30)	(29)	(29)
Cash generated/(utilised) by financing activities	61	(29)	91	30	59	85
Foreign currency translation adjustments	4	12	–	15	6	6
Net increase/(decrease) in cash and cash equivalents	16	10	(35)	26	(143)	(152)
Cash and cash equivalents – beginning of period	111	101	145	101	253	253
Cash and cash equivalents – end of period	**127**	**111**	**110**	**127**	**110**	**101**

Operating activities translated at average rates for the quarter ended: December 2010: US$1 = R6.88 (September 2010: US$1 = R7.31, December 2009: US$1 = R7.49. Six months ended: December 2010: US$1 = R7.09 (December 2009: US$1 = R7.63).

Closing balance translated at closing rates of: December 2010: US$1 = R6.62 (September 2010: US$1 = R6.96, December 2009: US$1: R7.37).

The cash flow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2010 (US$/Imperial) (Unaudited)

(Convenience translation)

	Revenue US$ million	Production costs[1] US$ million	Production profit/(loss) US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani [2]	71	59	12	156	22	55 171	257
Doornkop	51	42	9	449	22	38 067	343
Evander	44	45	(1)	143	16	34 369	307
Joel	24	28	(4)	28	6	17 875	185
Kusasalethu	109	91	18	468	27	82 274	548
Masimong	103	56	47	124	13	77 611	509
Phakisa	38	31	7	636	27	28 357	213
Target [2]	72	50	22	404	36	63 723	442
Tshepong	141	82	59	548	19	106 611	753
Virginia	56	49	7	105	7	42 632	404
Surface							
All other surface operations [3]	83	61	22	22	9	65 073	5 874
Total South Africa	**792**	**594**	**198**	**3 083**	**204**	**611 763**	**9 835**
International							
Papua New Guinea	65	48	17	565	20	48 162	940
Total international	**65**	**48**	**17**	**565**	**20**	**48 162**	**940**
Total continuing operations	**857**	**642**	**215**	**3 648**	**224**	**659 925**	**10 775**
Discontinued operations							
Mount Magnet	–	–	–	–	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**857**	**642**	**215**	**3 648**	**224**	**659 925**	**10 775**

Notes:

(1) Production costs includes royalty expense.

(2) Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Includes Kalgold, Phoenix, Dumps and extraction of gold in lock-up at the President Steyn plant.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.09.

Mining assets are converted at the currency conversion rate of US$1 = R6.62.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Production costs US$ million	Production profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	64	48	16	92	7	60 379	298
Doornkop	34	27	7	366	20	31 829	306
Evander	78	73	5	123	14	73 818	556
Joel	38	27	11	18	7	35 559	274
Kusasalethu	97	75	22	393	31	96 838	546
Masimong	85	47	38	96	11	83 624	517
Phakisa	21	18	3	529	35	19 612	174
Target	54	40	14	312	21	54 656	424
Tshepong	116	76	40	492	17	109 152	898
Virginia	107	104	3	114	13	104 586	1 119
Surface							
All other surface operations [1]	56	37	19	19	5	53 820	4 834
Total South Africa	**750**	**572**	**178**	**2 554**	**181**	**723 873**	**9 946**
International							
Papua New Guinea [2]	–	–	–	516	56	24 682	–
Total international	**–**	**–**	**–**	**516**	**56**	**24 682**	**–**
Total continuing operations	**750**	**572**	**178**	**3 070**	**237**	**748 555**	**9 946**
Discontinued operations							
Mount Magnet	–	–	–	37	–	–	–
Total discontinued operations	**–**	**–**	**–**	**37**	**–**	**–**	**–**
Total operations	**750**	**572**	**178**	**3 107**	**237**	**748 555**	**9 946**

Notes:

(1) Includes Kalgold, Phoenix and Dumps.

(2) At 31 December 2009, production statistics for Hidden Valley was shown for information purposes. This mine was in build-up phase and revenue and costs were capitalised until commercial levels of production were reached.

All income statement items, including capital expenditure, are converted at the currency convertion rate of US$1 = R7.63.

Mining assets are converted at the currency convertion rate of US$1 = R7.37.

DEVELOPMENT RESULTS (Metric)

Quarter ended 31 December 2010

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	602	592	10.21	111.10	1 134
B Reef	103	72	104.00	14.79	1 538
All Reefs	**705**	**664**	**20.38**	**57.80**	**1 178**
Phakisa & Nyala					
Basal	270	287	36.66	22.39	821
All Reefs	**270**	**287**	**36.66**	**22.39**	**821**
Total Bambanani					
(incl. Bambanani, Steyn 1 & Steyn 2)					
Basal	74	68	126.65	18.96	2 402
All Reefs	**74**	**68**	**126.65**	**18.96**	**2 402**
Bambanani					
Basal	74	68	126.65	18.96	2 402
All Reefs	**74**	**68**	**126.65**	**18.96**	**2 402**
Doornkop					
Kimberley Reef	120	93	348.22	2.01	701
South Reef	374	369	59.21	16.20	959
All Reefs	**494**	**462**	**117.39**	**7.73**	**908**
Kusasalethu					
Vcr Reef	773	742	71.12	18.62	1 324
All Reefs	**773**	**742**	**71.12**	**18.62**	**1 324**
Target					
Elsburg	283	151	171.95	14.05	2 416
A Reef	30	24	127.38	13.96	1 779
B Reef	17	9	27.20	41.51	1 129
All Reefs	**330**	**183**	**159.49**	**14.26**	**2 274**
Target 1					
Elsburg	182	99	186.74	17.28	3 227
All Reefs	**182**	**99**	**186.74**	**17.28**	**3 227**
Target 3					
Elsburg	101	52	144.07	6.15	886
A Reef	30	24	127.38	13.96	1 779
B Reef	17	9	27.20	41.51	1 129
All Reefs	**148**	**84**	**127.63**	**9.09**	**1 160**
Masimong					
Basal	449	325	63.68	16.99	1 082
B Reef	104	93	86.31	13.94	1 204
All Reefs	**552**	**417**	**68.72**	**16.14**	**1 109**
Evander					
Kimberley	364	347	33.71	55.83	1 882
All Reefs	**364**	**347**	**33.71**	**55.83**	**1 882**
Virginia					
(Incl. Unisel & Brand 3)					
Basal	726.4	603	112.44	9.23	1 038
Leader	402.3	360	151.42	8.11	1 228
A Reef	76.0	74	44.90	14.71	660
Middle	82.0	64	123.35	9.10	1 123
B Reef	47.0	46	64.66	7.51	486
All Reefs	**1 334**	**1 147**	**119.01**	**8.87**	**1 056**
Joel					
Beatrix	442	455	130.85	11.17	1 462
All Reefs	**442**	**455**	**130.85**	**11.17**	**1 462**
Total Harmony					
Basal	2 122	1 874	60.61	18.01	1 092
Beatrix	442	455	130.85	11.17	1 462
Leader	402	360	151.42	8.11	1 228
B Reef	270	219	85.29	13.60	1 160
A Reef	105.8	97.5	64.78	14.35	929.95
Middle	82.0	64	123.35	9.10	1 122.59
Elsburg	282.7	150.75	171.95	14.05	2 415.93
Kimberley	483.9	439.5	100.26	16.27	1 632.06
South Reef	374	369	59.21	16.20	959.48
Vcr	773	742	71.12	18.62	1 324.31
All Reefs	**5 338**	**4 771**	**84.91**	**14.78**	**1 255**

DEVELOPMENT RESULTS (Imperial)

Quarter ended 31 December 2010

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 975	1 942	4	3.26	13
B Reef	337	236	41	0.43	18
All Reefs	**2 312**	**2 178**	**8**	**1.69**	**14**
Phakisa & Nyala					
Basal	885	942	14	0.67	9
All Reefs	**885**	**942**	**14**	**0.67**	**9**
Total Bambanani					
(incl. Bambanani, Steyn 1 & Steyn 2)					
Basal	244	222	50	0.55	28
All Reefs	**244**	**222**	**50**	**0.55**	**28**
Bambanani					
Basal	244	222	50	0.55	28
All Reefs	**244**	**222**	**50**	**0.55**	**28**
Doornkop					
Kimberley Reef	394	305	137	0.06	8
South Reef	1 226	1 211	23	0.48	11
All Reefs	**1 620**	**1 516**	**46**	**0.23**	**10**
Kusasalethu					
Vcr Reef	2 537	2 434	28	0.54	15
All Reefs	**2 537**	**2 434**	**28**	**0.54**	**15**
Target					
Elsburg	927	495	68	0.41	28
A Reef	98	77	50	0.41	20
B Reef	56	28	11	1.18	13
All Reefs	**1 081**	**600**	**63**	**0.41**	**26**
Target 1					
Elsburg	597	323	74	0.50	37
All Reefs	**597**	**323**	**74**	**0.50**	**37**
Target 3					
Elsburg	330	171	57	0.18	10
A Reef	98	77	50	0.41	20
B Reef	56	28	11	1.18	13
All Reefs	**484**	**276**	**50**	**0.27**	**13**
Masimong					
Basal	1 473	1 065	25	0.50	12
B Reef	340	305	34	0.41	14
All Reefs	**1 812**	**1 369**	**27**	**0.47**	**13**
Evander					
Kimberley	1 194	1 137	13	1.66	22
All Reefs	**1 194**	**1 137**	**13**	**1.66**	**22**
Virginia					
(Incl. Unisel & Brand 3)					
Basal	2 383	1 978	44	0.27	12
Leader	1 320	1 181	60	0.24	14
A Reef	249	243	18	0.42	8
Middle	269	210	49	0.26	13
B Reef	154	151	25	0.22	6
All Reefs	**4 376**	**3 763**	**47**	**0.26**	**12**
Joel					
Beatrix	1 451	1 491	52	0.32	17
All Reefs	**1 451**	**1 491**	**52**	**0.32**	**17**
Total Harmony					
Basal	6 960	6149	24.00	0.52	12.54
Beatrix	1 451	1491	52.00	0.32	16.78
Leader	1 320	1181	60.00	0.24	14.10
B Reef	887	720	34.00	0.39	13.32
A Reef	347	320	26.00	0.41	10.68
Middle	269	210	49.00	0.26	12.89
Elsburg	927	495	68.00	0.41	27.74
Kimberley	1 588	1442	39.00	0.48	18.74
South Reef	1 226	1211	23.00	0.48	11.02
Vcr	2 537	2434	28.00	0.54	15.21
All Reefs	**17 512**	**15 652**	**33.00**	**0.44**	**14**

NOTES

NOTES

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director)
F F T De Buck*^ (Lead independent director)
F Abbott*, J A Chissano*[1], Dr C Diarra*†^
K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, C M L Savage*^, A J Wilkens*
* Non-executive
[1] Mozambican
† US/Mali Citizen
^ Independent

Investor Relations Team

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Company Secretary

Khanya Maluleke
Telephone: +27 11 411 2019
Fax: +27 11 411 2070
Mobile: +27 82 767 1082
E-mail: Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: 0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open 8:30 am to 5:30 pm (Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax: +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD

W2CF10173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director